Exhibit 99.4

Der Tagesspiegel (The Daily Mirror)

March 26, 2006                     Edition 169172                      Page: 1+24

“The best should do the job”

Bayer-head, Wenning, defends the takeover of the Berlin pharmaceutical concern, Schering, and says, who will have the power in the future.

Mr. Wenning, you called Schering`s Head Hubertus Erlen on March 13th and told him that you were contemplating a bid for Schering — that was shortly after Merck made an unwanted takeover-offer.  What did he say?

You must understand that I cannot give information about all of the personal reaction. We telephone shortly and then was agreed to meet on Thursday.

Why didn`t you approach Schering earlier? The stocks were at that time there for the taking much cheaper.

In the last three years we . . .

. . . following the scandal surrounding our blood fat reducer Lipobay, which sent Bayer into the worst crisis in its history . . .

 . . . left behind an extensive restructuring.  We restructured the entire organization in so doing; we introduced a Holding-structure, changed the portfolio, reduced our debt, bought a new division of companies and in the past year we once more had results that hearkened back to the record years of the old days.  And now was hence the right time for us to expand our pharmaceutical business.

You agreed to meet on Thursday. How do you speak with someone, who does not want to be taken over?

I will not discuss the details of our conversations here publicly.  However, it is clear to me that it was a difficult situation for Mr. Erlen and the management of Schering. I however found a very fair and factually-oriented conversant. I have great respect for the manner that Schering handled it. And I also know that this concerns two companies, which have decades of history.  We are both well over 100 years old.

What does Shering have in joining forces with you instead of Merck?

Schering can form a a pharmaceutical company with us that will be in the position to assume a important place in the specialties market. We  We will lie seventh on the worldwide market.

You are paying 16.3 billion Euros and are incurring great debts thereby. Do you foreclose the sale of individual divisions?

We are paying a good and fair price.  Our current view is that we do not have any intention of selling portions of the combined business later.

Many analysts are very skeptical of the combination Schering/Bayer.  Why do you believe that both companies will function together?

We are being very careful to insure that both business fit well with one another strategically and we can hence expect more growth.

Would you have also made the offer for Schering, had Merck not moved earlier?

This was not even an issue to us? We are convinced that in a health company the association of two organizations depends very much on both partners also wanting it to happen.

Do you have the goal of creating a national champion?

Primarily, we want to develop an enterprise that will make a successful impact in the worldwide specialty business.  Of course it is also correct and good for the country of Germany that a pharmaceutical company comes to exists once more that thrive in the world better than either could alone.

Which role did the location of Berlin play in the negotiations?

A large one, of course.  It was clear to me from the start that Berlin would be a very sensible location.  We hence decided for ourselves together that the combined pharmaceutical business will settle in Berlin under the name Bayer-Schering-Pharmaceuticals.  This also makes sense: Schering has revenues of 5.3 billion Euros, and we lie around 4 billion Euros.  Hence it is quickly apparent to us with an eye to the pharmaceutical sector that we wanted to have a headquarters in Berlin. However, the headquarters for the entire health sector, will remain with us in Leverkusen.

Are you going to move still other divisions to Berlin in the future?

Global functions of the pharmaceutical business will certainly be settled in Berlin.

Does that mean that Berlin could ultimately have more jobs than now?

I do not want to nor can I speculate about the distribution of jobs.  We will decide this with Schering. This can be said: there will be no winners and losers in the integration process.  I came to the clear understanding with Mr. Erlen that the best should do the job — irrespective of from which company he comes. We want to do that fairly and with due measure.

Will Mr. Erlen remain?

This is not the time to speculate about that?

Where will the Bayer-Schering pharmaceutical AP pay its taxes in the future?

There where it makes its profits.

You just now have three years of restructuring behind you. Why are you doing this show of force once again?

We created a very healthy basis for our business after the restructuring.  Now its time to proceed forward.

-The discussion was lead by Maren Peters and Ursula Wiedenfeld.

Caption: Werner Wenning, Charmian of the Board for the Leverkusen, Pharmaceutical Concern, Bayer.

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